Exhibit 99.1
120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Rio Tinto gives green light to further US$1.2 billion iron ore investment in the next step of Australia’s largest mining project
1 December 2010
Rio Tinto has approved a further US$1.2 billion investment in its drive to lift annual iron ore production capacity in Western Australia’s Pilbara region to 283 million tonnes per annum (Mt/a). The capital will be used for significant expansions at the Brockman 4 and Western Turner Syncline mines.
This latest development is part of Rio Tinto’s broader plan to expand capacity by more than 50 per cent over the next five years to 333 Mt/a, which is the largest mining project in Australian history. Rio Tinto has announced new investment of US$7.2 billion (Rio Tinto share US$5.1 billion) in the Pilbara since July this year.
Rio Tinto chief executive Iron Ore and Australia, Sam Walsh said the expanded mines would provide the bulk of the additional throughput for the recently announced US$3.1 billion rail and port works around Cape Lambert.
“These decisions highlight our strategy of bringing on new capacity in line with infrastructure developments, using 100 per cent Rio Tinto-owned brownfield developments to dovetail with existing infrastructure where possible,” he said.
“It also highlights the wealth of large, long-life, well situated and wholly owned deposits we can bring forward in conjunction with our expansions of port and rail capacity.”
The Brockman 4 mine (about 60 kilometres west of Tom Price) will be expanded from an annual capacity of 22 million tonnes (Mt/a) to 40 Mt/a. The mine is currently ramping to reach its first phase capacity in 1H 2011. Only opened in September, within three years it will become Rio Tinto’s second largest iron ore mine.
The Western Turner Syncline mine (about 30 kilometres west of Tom Price) will be expanded from its current 6 Mt/a capacity to 15 Mt/a.
Both mines are wholly owned by Rio Tinto, and the ore from each deposit will contribute to Rio Tinto’s Pilbara Blend lump and fines products.
The two projects represent the first two of three mine developments to expand mine capacity to 283 Mt/a by the fourth quarter of 2013. The third mine earmarked for expansion as part of this programme, Nammuldi (50 kilometres north west of Tom Price) is currently under study, with an investment decision expected in 2011.
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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Rio Tinto’s integrated operations will be progressively upgraded through this sequence:
•	220 Mt/a — current operating capacity

•	225 Mt/a by end of Q1 2011 — Dampier port systems efficiencies (in implementation)

•	230 Mt/a by end of Q1 2012 — Dampier port incremental (in implementation)

•	283 Mt/a by end of H2 2013 — Cape Lambert B 1st 53 Mt/a increment (approved to implement)

•	333 Mt/a by end of H2 2015 — Cape Lambert B 2nd 50 Mt/a increment (feasibility study)
The Brockman 4 Phase 2 project includes an expansion of the village, additional mine fleet and construction of a primary crusher and a 4-kilometre overland conveyor to increase the Brockman 4 operation from its scheduled 22 Mt/a to 40 Mt/a capacity in the first half of 2013.
The Western Turner Syncline expansion incorporates the construction of a primary crusher and a 20-kilometre overland conveyor to deliver ore to the Tom Price primary stockpiles. Existing Tom Price infrastructure will be utilised, including the high grade and low grade processing plants, stockyards, train load-out and on-site facilities. The first phase will provide 15 Mt/a capacity from the second half of 2013.
Both developments will require a number of Government and regulatory approvals.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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